Filed by Prime Medical Services, Inc.

pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Prime Medical Services, Inc.

Commission File No.: 333-117102

The following is the transcript of an interview by Ian Roberts of the Wall Street Reporter® with Brad A. Hummel, President and Chief Executive Officer of Prime Medical Services, Inc. on July 6, 2004:

Ian:	Good day from Wall Street and welcome to all of our listeners to the Wall Street Reporter. This is Ian Roberts, Senior Analyst with the Wall Street Reporter. Today we have the opportunity of taking a look at a company that is an industry leader in providing healthcare services to the urology community and is a market leader in design and manufacturing of specialty vehicles for use in the medical and broadcast and communications industries. The name of the company involved here is Prime Medical Services Incorporated. Prime Medical Services recently announcing a merger agreement with Healthtronics and joining me now on the line to discuss Prime Medical Services in light of its recent developments and strategy for the remainder of the 2004 calendar year and beyond is Brad Hummel, President and Chief Executive Officer, Prime Medical Services Incorporated. Ah, Brad, good morning, welcome to Wall Street Reporter.

Brad:	Hi Ian, I’m glad to be here.

Ian:	For those members here, Brad, not familiar with the company, let’s start with a background or a timeline please.

Brad:	Well, I think that the name of Prime Medical sort of goes back to our core provision of lithotripsy services. Prime has and was centered around the lithotripsy business now for well over a decade. We organize a business of some 40-odd partnerships operating in 30 states that partner with local urologists to provide kidney stone treatments to local hospitals where our physician partners serve on staff. The Healthtronics business that you alluded to is very similar in that regard inasmuch as they are also a significant participant in the lithotripsy industry and operate in a very similar structure. The other element of our business, of course, is our specialty vehicle business. That business was something we put together literally in just the last three, three and a half years and it was intended to help us bridge the transition in the reengineering of our lithotripsy partnerships to provide some economic base and has turned out to be a really, really good investment for us inasmuch as we’ve grown it now to well over $100 million of revenue and we’re making significant progress in growing that business and it’s a very, very strong contribution without any real attendant liability on our balance sheet.

Ian:	Thanks so much Brad for giving us that background and when we talk about the Company, I mean, let’s talk about the recent news. The Company announcing a merger here with Healthtronics. Let’s talk about this … this announcement and what it means for the Company in light of this merger.

Brad:	Well, as I indicated before, Healthtronics is a participant in the urology base very much like we are. I’ve said that this is a transaction that not only offers our investors great strategic value but terrific financial value as well. The strategic value comes by combining two organizations who will now have a reach into some 3,000 urologists across the country. Our operations will penetrate 47 states, will serve more than 750 caravan used and we’ve really created, I believe, an extraordinary distribution channel for the urology services and device market. As well on the strategic side, we marry up the fact that two organizations were independently pursuing different manufactured product lines. Us, by virtue of the earlier this year acquisition of Medstone International. More recently, Healthtronics has acquired HMT, a Swiss company, that manufactures lithotripters and other devices and there is a great deal of synergy potential in bringing to the marketplace the best of class device and the one that provides our patients and our physician partners with the tools and products they most want in the marketplace. Those strategic opportunities, I think, are fairly obvious. When you begin to look beyond that, that more obvious of immediately available product line, you start to look at what you can do with a network of physicians and a network of service venues with as much breadth as we have and we’ve talked about the creation of … of an additional layer of services for prostate therapies. A business that both of us have taken initial steps in. We’ve talked about the emerging market for cancer treatment for prostate disease, both using the cryotherapy product and notably being able to leverage off of the more recent Healthtronics relationship with Edapt, a French company, that is advancing a very, very exciting technology called high intensity focused ultrasound. We intend to bring that device exclusively in the United States, take it through the FDA process and then hopefully within three to five years have it available to again bring to this distribution opportunity that we have. And then finally, we start looking at things that are a little broader in context that are going to take some exploration and development but things like anatomical pathology. Using the strength of the urology market and the tremendous utilization of the pathology process by the urology community and bringing a business that is more physician-driven, physician-centered than the models that are out there today. So we’re very excited about the strategic application of combining these two companies.

Ian:	Let’s talk [cut off]

Brad:	Financially, it is … it is what I refer to sometimes as a blinding glimpse of the obvious. We improve obviously the economics of this enterprise by virtue of the synergies that are available in combining two companies that do very much the same thing. There are obviously are redundant costs in SG&A and public compliance costs that two public companies spend much more on obviously than one would. There is a terrific opportunities to save money in rationalizing the manufacturing facilities that I just described to you and … and focusing on fewer product lines, more specifically directed to the needs of the physician community. There is terrific synergies available in leveraging how we approach the physician base and … and you start to look at the revenue generating potential that exists by virtue of our distribution network and the possibility of strategic alliances with other device manufacturers and service providers. All of those things, we think, create a very, very strong financial vehicle. Additionally, our net debt statistics improve markedly. Funded debt to EBITDA falls to less than two and a half times by virtue of just combining it. There is a tremendous potential to refinance some $100 million of debt that we have in the form of 2008 8¾ percent debentures. Those can be put together and delivered to the market in a much more beneficial interest rate and lower our overall cost of deployed capital. So these financial attributes of the transaction we are very excited about and I think that the investor community is just now starting to understand the benefits derived by putting the companies together.

Ian:	Tremendous [inaudible] understanding the Company of the specialty vehicles segment has also been a contributing factor to the business, but there has also been some speculation in light of recent announcements. Give us a sense here of how you view that specialty vehicle segment.

Brad:	Well, that’s an interesting question because we do get asked often, you know, what our long-term intention is with the business that doesn’t seem to fit into our basic tenet as a healthcare services provider. In that respect the marketplace is right. It does not necessarily conform entirely. It, however, as I indicated before, has been a very valuable economic contributor to the Company. This is $115 million of projected ‘04 revenue. More than $15 million of EBITDA. No balance sheet liabilities per se. It’s a very, very important component of us economically. You know that being said, we have indicated as well that we understand that the marketplace would perceive a more focused and more understandable, if you will, and definable company than a healthcare space and so we said we would be opportunistic. I use the phrase – I like the optionality of this business. We have some projects underway that we think are going to improve those metrics. In fact, just today, we announced I think a very exciting piece of business that we put together with Alliance Imaging UK, which I think is indicative of a growing European market for the shared service medical product and we can spend more time on that if you like but it’s a very indicative of some strengthening of that business and we believe we put it together in a very, very interesting fashion and ultimately it will be attractive to an entity or an organization who

I think would be interested in participating in that business in a more specific and focused way than perhaps our dual focus business with the specialty vehicles and healthcare.

Ian:	[Inaudible] when we look at the Company as you highlighted with that merger announcement, the strength gains, the synergies gain, you know, what are some of the things here we can look at in terms of growth prospects? How would you outline those?

Brad:	Well, I think that there are some very interesting growth prospects here. You know, first I should say that we have said all along that lithotripsy is a very, very mature market. And it grows fundamentally demographically, so three to four percent topline growth a year. And that’s driven in large part by population cohorts moving through … through the system. That being said, you know, Healthtronics brings to this combination their emerging orthopedic lithotripsy business. That’s fundamentally a business that deploys shockwave therapy, in a very similar fashion to how we treat kidney stone disease, for muscular skeletal injury. They have been at the vanguard of this technology and this service profile in the United States and have built a $20 million revenue business. It is sliding into contribution now and they have a very, very prominent place as this business emerges. We think that the growth prospects of orthopedic lithotripsy are quite extraordinary and as the payer community and the physician community begins to understand the differences in the technology that’s available and the differences in approach we think that our orthopedic lithotripsy model is very, very likely to be the one that gains the most traction and ultimately this can grow very, very significantly. To-wit, Healthtronics has increased procedures by 100% from 2002 to 2003 and we’re anticipating the 25% procedure growth year over year from ‘03 into ‘04. And that’s … that’s at a time when there is a lot of focus on the financial aspects of the business and the payor relationships as opposed to just getting more physician partnerships and delivery systems established. So that grows. Also, the prostate therapy business is a very, very exciting front. We have been at Prime pursuing prostate therapies using a greenlight laser product known as PDP Greenlight and we should have some ten to twelve partnerships deployed with greenlight lasers by year end. Healthtronics, on the other hand, has pursued a little different technology, one that [inaudible] employs a microwave technology, and they have a … a lead on us if you will and now what we believe in having … we believe we have with both products available is that the physician can basically take an office-based approach or can take a hospital-based approach to this treatment and I think that having both of those arrows in our quiver is something that our physician partners will like to have from us and like to have available for their practices so prostate therapies is a … is a very, very exciting growth avenue for us as well. When you think about prostate cancer, of course, and … and the approaches that are taken in the marketplace and in the clinical settings today to address that disease state, you’ve obviously got tremendous interest in the cryotherapy treatment regimen but HIFU as I indicated before coming from the French application Edapt has been very, very well received in Europe and both as a compliment to and a substitute for ultimately radiation therapy, we think is going to be a very, very attractive clinical alternative. But we have a lot of work to do in that end, we’ve got to get this product through the FDA, that is no small feat, but … but also, that being said, the team at Healthtronics has taken this device through the FDA now on three occasions. And so there’s an experienced track there and again we’re focused on a marketplace that we understand well enough, that’s the urology marketplace.

Ian:	Let’s talk about trends here. In terms of the trends here shaping also in the urology marketspace, anything recent that we should note here that may effect the way that you pursue your strategy there?

Brad:	Well, I think that there is, you know, a lot of interest in … in the technologies and the therapies I just discussed. I think that there is most importantly a drive by the physician to … to, you know, for lack of better words, enhance the economics of his practice. The physician community by and large is shifting procedures away from the hospital setting where possible to the office and to the ambulatory surgery center. You know, we want to be at the vanguard of being where things need to be done and can be done for the benefit of the physician. We are ultimately a physician-driven enterprise. And so that is a major theme for the market, it’s a major theme in urology, and something I think we’re ideally suited to participate in given our reach is so extraordinary when you consider the fact that we in some way or another have relationships … service relationships with an excess of 3,000 urologists in the country.

Ian:	Let’s talk about the European opportunities you outlined earlier. Touching on that again, give us some of the dynamics of that as you outlined that as a possibility there.

Brad:	We’ll we’ve thought for some years that … that Europe, which tends to lag in healthcare delivery approaches of the U.S., would be a very, very fertile ground for the application of shared services. To-wit, the contract that we announced today with Alliance Imaging is in response to a contract that Alliance won from the national health services in … in the UK to take shared services, which is really the process of taking technology mobilely from site-to-site. It improves patient access and physician access to a product without having have hospitals spend enormous amounts of money on this very expensive technology. They share it fundamentally. And there is a big business of that, of course, in the United States – some 25% to 30% of the installed base of MRI systems in the United States are mobilized. And as … as Western Europe develops and becomes more conformed in terms of approach by virtue of EU and other sort of communicative processes that we see underway, we think that Europe is a very, very terrific potential for … for the use of shared services – particularly in developing Western Europe. And so we invested several years ago into a facility in Holland. That facility not only provided us with a very efficient way to deliver to the European market our products for medical but we can also build and deliver other specialty vehicles that are under our banner if you will. And … and … and this … this is a real sign that that strategy, we believe, is starting to pay off. I would also note that in this particular regard, those investors who follow us will recognize that this is a contract where Alliance awarded the hardware that we’re going to mobilize to Seimens. Well, that’s very, very important for us. We’ve had a long-term relationship with Seimens but have not been as … we have not penetrated the Seimens relationship to nearly the extent we have the GE Medical and I like the fact that we have some breadth now in our relationship with the OEMs, so we think that the European potential and even further around the world is going to be a big source, not only for specialty vehicles but ultimately for the way services are delivered.

Ian:	Exceptional. Brad, in closing here, you mentioned so many points here. When we talked a bit about the shareholders, the shareholder’s perspective, you know, what are the things that you highlight and talk of when discussing the possibilities for growth both in the near term and beyond for Prime Medical Services?

Brad:	Well, I focus on a couple of things. As I said before, we’re bringing to them a transaction that’s strategically value … valuable and financially valuable. It’s … we are much better together. We become a more attractive investment vehicle when you get to … to, you know, $300 million, there would be 33 million shares outstanding, our market cap, you know, it runs towards a $250-300 million. That becomes a more attractive investment vehicle, we think, for … for the … for the fund community as well as for the individuals to participate in. So, that’s an important attribute here that I focus on. I think that the growth that exists in our business units is quite extraordinary. Urology follows the the … you know… the healthcare patterns of an aging demographic. You know, the first baby boomers just nigh on 60 years old now. And so there is a tremendous opportunity to take relationships and effective services and interesting technology to the marketplace and play with that. So, those are the kinds of things we focus on. And I also point out that, you know, we don’t think we’re done yet. This creates a very healthy organization, one with more latitude, we have management depth. All of these things I believe will, you know, portend to a future where we can go do more and ultimately garner the benefits of size and flexibility that I think are important in this environment.

Ian:	Tremendous story continuing to take form in Prime Medical Services. The Company recently announcing the merger agreement with Healthtronics. I’d like to thank my guest, Brad Hummel, President and Chief Executive Officer, for taking the time to present us with a portrait and update on the developments at Prime Medical and Brad I certainly wish you the best of success there.

Brad:	Thanks, Ian. It was good being with you.

Ian:	Thank you again. This has been Ian Roberts, Senior Analyst with the Wall Street Reporter. Our featured guest today, Brad Hummel, President and Chief Executive Officer of Prime Medical Services Incorporated. Prime is an industry leader in providing healthcare services to the urology community and is also a market leader in the design and manufacturing of specialty vehicles for use in the medical and broadcasting communication industries. The Company Prime Medical Services trading in shares on the NASDAQ, the ticker symbol, PMSI.

INVESTOR NOTICES

This transcript includes “forward-looking statements” as defined by the Securities and Exchange Commission (“SEC”). Such statements are those concerning the companies’ merger and strategic plans, expectations and objectives for future operations. All statements included in this transcript that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. These include:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	future financial performance, and

•	other matters which are discussed in Prime’s and HealthTronics’ filings with the SEC.

These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the companies’ control.

HealthTronics filed a Registration Statement on Form S-4 with the SEC on July 2, 2004 that includes a joint proxy statement/prospectus of Prime and HealthTronics containing information about the proposed merger and related matters. HealthTronics’ Registration Statement on Form S-4 and the joint proxy statement/prospectus of Prime and HealthTronics included in the Form S-4 have not yet been finalized. Stockholders are urged to read the joint proxy statement/prospectus carefully, as it will contain important information that stockholders should understand before making a decision about the merger. The joint proxy statement/prospectus (when a final version is available), as well as other past and future filings containing information about the merger transaction and each corporation, can be obtained without charge at the SEC’s website (www.sec.gov). Copies of the joint proxy statement/prospectus, when available, and Prime’s and HealthTronics’ past and future SEC filings will also be obtainable, without charge, from John Q. Barnidge, Prime Medical Services, Inc., 1301 Capital of Texas Highway, Suite 200B, Austin,

Texas 78746 (with respect to Prime’s filings) and from Martin J. McGahan, HealthTronics Surgical Services, Inc., 1841 West Oak Parkway, Suite A, Marietta, Georgia 30062 (with respect to HealthTronics’ filings).

Prime, HealthTronics, their directors and executive officers and certain of their members of management and employees may be deemed to be “participants in the solicitation” of proxies from the stockholders of Prime and HealthTronics in connection with the merger. Information regarding those participants and their interests in the merger may be obtained by reading the joint proxy statement/prospectus included in the Registration Statement on Form S-4 when it is filed with the SEC. In addition, information regarding such persons and their interests in Prime and HealthTronics is included in the proxy statements for each corporation’s most recent annual shareholders meetings which have been filed with the SEC and are available as described above.